130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE
January 25, 2021		No. 21-01

       Avalon enters into $3,000,000 Convertible Security Funding Agreement to accelerate Separation Rapids Lithium work

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that it has entered into a $3,000,000 convertible security funding agreement (the "Funding Agreement") with an entity managed by The Lind Partners ("Lind"), a New York based asset management firm.

The convertible security has a two year term and will accrue a simple interest rate obligation of 10% per annum on the funded amount, which is prepaid and attributed to its face value upon issuance, resulting in a face value of $3,600,000 (the "Face Value").  Lind will be entitled to convert the Face Value amount over a 24 month period, subject to certain limits, at a conversion price equal to 85% of the five day trailing volume weighted average price of Avalon's common shares prior to the date of conversion.  The convertible security matures 24 months after closing.  Avalon has the right to repurchase the convertible security at any time, subject to the holder's option to convert up to one third of the Face Value into Avalon common shares prior to this repurchase.

The proceeds will be used to accelerate the planned work program for the Company's Separation Rapids Lithium Project near Kenora, Ontario and cover near term working capital requirements. Next steps at Separation Rapids involve extraction of the 5,000 tonne bulk sample of the petalite mineralization for pilot plant processing to recover product samples for customer evaluation and finalization of the lithium hydroxide battery materials process flowsheet. The Company is presently looking at two alternatives for pilot plant processing of the bulk sample. In parallel, the Company will begin working on the feasibility study for its planned lithium battery materials refinery in Thunder Bay, Ontario.

In conjunction with the closing of the Funding Agreement, Lind will receive a closing fee of $90,000, and 9,800,000 common share purchase warrants.  Each warrant entitles the holder to purchase one common share of the Company at a price of $0.18 per common share until 48 months after closing.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period which expires four months and one day after closing. The Company has received conditional approval of the TSX in connection with this financing.

This news release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

About The Lind Partners

The Lind Partners is a New York-based institutional fund manager and leading provider of growth capital to small- and mid-cap companies publicly traded in the US, Australia, Canada and the UK. Lind's core investment strategy is to provide new growth capital via direct investment with initial investments ranging from US$1 to US$30 million plus follow-ons.  Lind also invests in syndicated equity offerings and selectively buys on market. Lind has completed more than 100 direct investments totaling over $1 Billion in total value and has been a flexible and supportive capital partner to investee companies since 2011.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail Avalon President and CEO, Donald Bubar, at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the financing, that next steps at Separation Rapids involve extraction of the 5,000 tonne bulk sample, that the Company is presently looking at two alternatives for pilot plant processing of the bulk sample and that the Company will begin working on the feasibility study for its planned lithium battery materials refinery. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.